Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
 www.friedfrank.com

Stuart Gelfond
Direct Line: (212) 859-8272
Fax: (212) 859-4000
Stuart.Gelfond@friedfrank.com

November 3, 2015

VIA EDGAR

H. Roger Schwall
 Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  Boulder Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Response Dated October 5, 2015
File No. 1-33595

Dear Mr. Schwall:

This letter provides responses of Boulder Brands, Inc. (the "Company") to the comments set forth in the letter dated October 30, 2015 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission").  For your convenience, each comment of the Staff is set forth in bold/italicized text below, and the Company's response is set forth in plain text immediately beneath such comment.

General

1.
We note your response to prior comment 1, including your statement that "[v]elocity can also be referred to as the turn rate (i.e., how quickly the product turns on the shelf) and is calculated as volume over a given time divided by distribution." If velocity is a measure of the purchase of products by consumers, please also provide this information in your revised disclosure. Please also describe the source of the information used in calculating velocity. In addition, please describe in the revised disclosure the meaning of the terms "volume" and "distribution" in this context.

Response:
The following excerpt is from the Company's draft Form 10-Q for the quarter ended September 30, 2015, which will appear at the beginning of "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the "Company Overview" section:

Finally, our approach to being more balanced and effective in marketing is twofold.  First, from a longer term perspective, we are investing towards having a better understanding of our consumers and the unique roles our brands play in their lives.  This will help to provide us with the insights and informed longer term brand strategy and positioning. Second, and more near term in nature, we are being more efficient in our spending.  We have intentionally focused the second half of 2015 marketing funds against our brands across the key categories and among our top retailers.  Specifically, we have been validating our initial programs to give us confidence to roll out more broadly and activate customer specific programming.  Our approach will be to activate velocity driving tactics like regional freestanding inserts, digital couponing, in-store sampling and merchandising to help support existing distribution.  Velocity indicates how quickly a product turns on the shelf (i.e. measure of the purchase of products by consumers) and is calculated as volume (based on dollar retail sales) over a given time divided by our current breadth and depth of distribution (products available to consumers).  We analyze product velocities in order to assess how a category, brand and/or product is performing relative to its gains and/or losses in distribution.  We primarily use the latest twelve weeks to understand the trend in our velocities relative to other periods.  We obtain our velocity data from Nielsen using their eXtended All Outlet Combined, or "xAOC" data for multi-channel markets.

We are extremely focused on improving velocities in key categories through effective retail and consumer programs, renovation and innovation, as well as pricing and merchandising strategies.  These strategies are already having a modest impact in velocities for several of our key categories.  When comparing our 12-week and 52-week trends we are seeing improvement in Smart Balance spreads, Udi's bread and pizza, and Glutino's cookies and crackers.

2.
You indicate in response to prior comment 1 that you will provide clarifications describing what is meant by velocities, faster growing or similar terms, to the extent such terms are used in future filings. Please provide a draft of such disclosure for our review.

Response:
The response to Comment 1 above details what the Company's draft disclosure will be to describe velocities.  In order to avoid confusion, the Company does not anticipate using the term "faster growing" in any future filings.  The term "faster growing" was previously used in the context of describing the Company's Natural segment.  The Natural segment's net sales have been increasing as a percentage of total Company net sales over the last several quarters.  The Natural segment has lower gross margins than the Balance segment, and therefore, as the Natural segment net sales increases as a percent of total company net sales, it will have a negative impact on overall total Company gross margins.  To describe any mix shift impact on gross margins going forward, the Company will include the following disclosure:

Gross margin was primarily impacted by the mix shift to the lower margin Natural segment (from our higher margin Balance segment)…

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (212) 859-8272 with any questions.

Sincerely,

/s/ Stuart Gelfond
Stuart Gelfond

Cc:	Jenifer Gallagher (Securities & Exchange Commission)
Kim Calder (Securities & Exchange Commission)
Parhaum J. Hamidi (Securities & Exchange Commission)
Laura Nicholson (Securities & Exchange Commission)
Christine Sacco (Boulder Brands, Inc.)
Tim Kraft (Boulder Brands, Inc.)
Christina Calabrese (Boulder Brands, Inc.)
Philip Richter (Fried, Frank, Harris, Shriver & Jacobson LLP)